UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  ☐

Seadrill Partners (the “Company”) announces a filing extension of its Annual Report on Form 20-F in accordance with the recent Order from the SEC related to the coronavirus disease 2019 (“COVID-19”).

The Company will be relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From Reporting and Proxy Delivery Requirements For Public Companies dated March 25, 2020 (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to circumstances related to COVID-19. This Report on Form 6-K is being furnished prior to the original filing deadline of the Report.

While the impact of COVID-19 on the Company’s offshore operations has not been significant to date, the disruptions to transportation and staffing for Seadrill Partners’ London based employees and professional advisors who are responsible for the Company’s financial reporting has delayed the Company’s ability to complete its audit and prepare the Report. The Company expects to file the Report no later than June 15, 2020, as required by the Order.

In light of the current COVID-19 pandemic, the Company will be including the following Risk Factor in its Report:

Public health threats, such as the recent coronavirus, or COVID-19, outbreak could have an adverse effect on our operations and financial results.

Public health threats, such as Ebola, influenza, Severe Acute Respiratory Syndrome (“SARS”), the Zika virus, COVID-19 and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations and the operations of our customers. For example, the recent outbreak of COVID-19 has been declared by the World Health Organization as a pandemic and has spread across the globe to many countries in which we do business and is impacting worldwide economic activity. Public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. In addition, it is not possible at this time to estimate the impact that COVID-19 could have on our business. The continued spread of COVID-19, the measures taken by the governments of countries affected, actions taken to protect employees, and the impact of the pandemic on various business activities in affected countries and any other public health threats and related consequences could adversely affect our financial condition, results of operations and cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: April 27, 2020
	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Chief Executive Officer